

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 12, 2009

<u>Via U.S. Mail and Facsimile (65-6226-0502)</u>

Teo Tong Kooi
President and Director
China Yuchai International Limited
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581

> **Re: China Yuchai International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed January 30, 2009**
> **File No. 1-13522**

Dear Mr. Kooi:

We refer you to our comment letter dated March 26, 2009 regarding business contacts with Iran, Cuba and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
Assistant Director
Division of Corporation Finance